UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
 DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number 000-49972

      In Veritas Medical Diagnostics, Inc.
(Exact name of registrant as specified in its charter)

The Green House, Beechwood Business Park North, Inverness Scotland 1V2 3BL
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

      Common Stock $0.001
(Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

      Approximate number of holders of record as of the certification or notice date: One Hundred (100)

      Pursuant to the requirements of the Securities Exchange Act of 1934, In Veritas Medical Diagnostics, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 12, 2008	In Veritas Medical Diagnostics, Inc.

	By:	/s/ Graham Cooper
Graham Cooper
Chief Executive Officer